RINO INTERNATIONAL CORPORATION
11 Youquan Road, Zhanqian Street, Jinzhou District, Dalian,
People’s Republic of China 116100
Tel: (011)-86-411-87661222

October 1, 2008

BY EDGAR
Attn: Brigitte Lippmann
United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-701

Re:	RINO International Corporation (f/k/a Jade Mountain Corporation)
Amendment No. 8 to Registration Statement on Form S-1
Filed October 1, 2008
File No. 333-147513

Dear Ms. Lippmann,

On behalf of RINO International Corporation (f/k/a Jade Mountain Corporation) (the “Company”), I hereby request that the above-captioned registration statement be ordered effective at 12:00 p.m. on Thursday, October 2, 2008, or as soon as practicable thereafter.

In accordance with your request, the Company represents as follows:

• The Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
• The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
• The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

RINO International Corporation

By: /s/ Zou Dejun
Zou Dejun
Chief Executive Officer